MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Second Quarter Ended June 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying condensed consolidated interim financial statements for the three and six months ended June 30, 2012 which is available on the SEDAR website at www.sedar.com. The condensed consolidated interim financial statements are prepared in accordance with IAS 34 “Interim Financing Reporting:” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of August 14, 2012.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont Copper”) which is currently in the final stages of the permitting process. The U.S. Forest Service (“USFS”) published the draft Environmental Impact Statement (“DEIS”) on October 13, 2011, commencing the 90-day comment period which concluded in January 2012. The Company expects the Record of Decision (“ROD”) to be issued in December 2012 with construction to start in the first half of 2013. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing rights. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On August 14, 2012, the Company and Red Kite signed a term sheet for an additional loan of $40.0 million at terms substantially similar to the original Loan except the Loan’s maturity date has been extended for an additional 15 months maturing on the earlier of July 21, 2014 or closing of project debt financing and is subject to customary due diligence, regulatory and board approvals. In addition, Rosemont has executed a term sheet to amend the existing Red Kite copper concentrate off-take sales agreement whereby Red Kite will now purchase 20% of gross annual production until a cumulative 1.5 million tonnes of copper concentrate has been delivered.

On August 6, 2012, Rosemont has received the draft Air Quality Permit from the Arizona Department of Environmental Quality ("ADEQ"). ADEQ has asserted complete jurisdiction over Rosemont’s Air Quality Permit due to the confusion and uncertainty caused by the inappropriate denial of Rosemont's Air Quality Permit application by the Pima County Department of Environmental Quality.

On July 24, 2012, the Company announced an updated mineral reserve estimate and results from its National Instrument 43-101 (“NI 43-101”) compliant Feasibility Study update for its Rosemont Copper project. The results included updated production metrics, capital and operating costs and financial analysis.

On July 17, 2012, the Company announced an updated NI 43-101 compliant mineral resource of 919 million tons of measured and indicated sulfide resources grading 0.41% copper and 0.014% molybdenum for a total of 7.5 billion pounds of contained copper and 256 million pounds of contained molybdenum. Inferred sulfide mineral resource totaled 139 million tons grading 0.40% copper and 0.012% molybdenum for an inferred resource of 1.1 billion pounds of copper and 35 million pounds of molybdenum.

On July 3, 2012, the Company provided an update on the Rosemont project schedule and now expects the USFS to issue the ROD by the end of 2012.

On May 9, 2012, the Company appointed Joseph M. Longpré as Senior Vice President and Chief Financial Officer following the retirement of Raghunath N. Reddy. Mr. Longpré is a project finance specialist with over 25 years of experience in the equity and debt markets with a strong focus on metals and mining. He was most recently a Corporate Vice-President at URS Corporation, a multinational engineering, construction and technical services company responsible for M&A and project finance transactions.

On April 20, 2012, the Company closed a one year extension of the $43 million senior secured loan with RK Mine Finance Trust I (“Red Kite”), formerly, Red Kite Explorer Trust. The terms of the extension include interest payable at LIBOR plus 4.50% and maturing on the earlier April 21, 2013 or the date of closing of senior debt financing for the Rosemont Copper project. The Company also extended the expiry date of the existing 1,791,700 warrants exercisable at C$3.90 per share to April 22, 2014. In conjunction with the signing of the loan extension, on May 3, 2012, the Company entered into an off-take agreement with EXP2 LLC, an affiliate of Red Kite, for the sale of 80% of the annual copper cathode production and arranged a $10 million unsecured working capital facility which will become available once the permits have been issued. The credit facility bears interest at LIBOR plus 5.5% per annum and will mature 8 years from the date of initial production of copper cathode.

On April 10, 2012, the Arizona Department of Environmental Quality (“ADEQ”) issued the Aquifer Protection Permit (“APP) for Rosemont. The APP establishes the operating standards and controls to ensure the protection of ground water and is effective for the life of the mine.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Feasibility Study Update

On July 24, 2012, the Company issued an updated mineral reserve estimate and results from its NI 43-101 compliant Feasibility Study update for its Rosemont Copper project.

Financial Analysis
The Feasibility Study update includes financial analysis on three scenarios with varying metal prices: 1) 60/40 pricing reflecting a weighted average of 60% on three-year historical prices and 40% on two-year forward market prices; 2) three-year historical pricing; and, 3) long-term metal prices reflecting a long-term copper price of $2.50/lb. A comparison of project economics based on these three scenarios is provided below.

In Billions of U.S. dollars	60/40 Pricing(1)	Historical 3 Year Average(2)	Long-term Pricing (3)
After-tax NPV (0%)	$7.26B	$7.50B	$4.55B
After-tax NPV (5%)	$3.65B	$3.78B	$2.26B
After-tax NPV (8%)	$2.51B	$2.60B	$1.53B
After-tax IRR	38%	39%	31%
Payback	2.3 years	2.2 years	2.4 years

Note: All scenarios include silver and gold pricing from the Silver Wheaton Agreement, which are $3.90/oz silver and $450/oz gold

1.	Assumes a copper price of $3.50/lb and molybdenum price of $14.19/lb throughout the mine life; pricing is as of June 30, 2012.

2.	Assumes a copper price of $3.56/lb and molybdenum price of $15.06/lb throughout the mine life; pricing is as of June 30, 2012.

3.

Assumes a copper price of $3.50/lb in year one, $3.25/lb in year two, $3.00/lb in year three, $2.75/lb in year four, and $2.50/lb in year five and thereafter, and, a molybdenum price of $15.00/lb throughout the mine life.

Capital Cost Estimate
The total capital cost for construction, commissioning and mine pre-development is estimated at $1.23 billion and includes additional tailings filtration capacity and a redundant tailings stacking system. Capitalized mine pre-development expense is estimated at $116 million. The total capital cost represents an overall increase of 32% from the cost estimate in the 2009 Feasibility Study, reflecting additional equipment and escalation in costs of equipment, materials and labor.

Augusta has already spent approximately $90 million on purchases of long-lead equipment and $23 million on EPCM costs, for a total of $113 million, which is included in the capital cost estimate.

Capital Expenditures (CAPEX) Breakdown ($M)
General Site / Ancillary Facilities	$60
Mine	252
Sulfide Plant / Tailings	471
Power / Water Supply	122
EPCM, Commissioning, Spare Parts	104
Owner’s Costs	163
Contingency	51
Spent Costs (Long-lead Equipment and EPCM)	(113)
Total Construction and Commissioning CAPEX	1,110
Mine Pre-development CAPEX	116
Total CAPEX	$1,226

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Sustaining capital for the life of mine is estimated at $276 million, which includes equipment replacement and process optimization.

Mining and Processing

The Rosemont deposit is a large tonnage, skarn-hosted, porphyry-intruded, copper-molybdenum deposit located in close proximity to the surface and is amenable to open pit mining methods. The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including: 12.25 -inch-diameter rotary blast-hole drills, 65-cu-yd electric mining shovels, 36-cu-yd front-end loaders, 35 cyd hydraulic excavators, 260 ton off-highway haul trucks, 580-hp to 850-hp crawler dozers, 500-hp rubber-tired dozers, 297-hp motor graders and 30,000-gallon off-highway water trucks.

Preproduction, mining and construction are estimated to be 22 months followed by 21 years of mining production. Sulfide ore feed to the concentrator plant starts at 27 million tons per year ramping up to 33 million tons per year with an average stripping ratio of 1.9 tons of waste to ore moved.

The sulfide ore is to be processed by crushing, grinding and flotation to produce copper and molybdenum concentrates. Rosemont concentrator throughput for the first four years of production will average 75,000 tons per day (“tpd”) ramping up to 90,000 tpd for the second half of the mine life. Process equipment will be added and optimized within the concentrator in order to sustain annual average copper production for the life of mine (“LOM”) of approximately 243 million pounds per year. Average annual production for the first three years is estimated at 255 million pounds of copper.

The Feasibility Study update eliminates the heap leaching of oxide minerals and associated plant facilities, such as the SX/EW plant, that were contained in earlier feasibility studies. As a result of the technical challenges associated with stacking plans for the heap leach in the Barrel Alternative, and assuming a long term copper price of $2.50/lb, copper cathode production was eliminated from the Barrel Alternative plan analyzed in this update. Although the oxide minerals contained in the mineral resource estimate are potentially economic, it has been removed from mineral reserves and is included in waste in this update. If the oxide minerals are excluded from waste, the waste to ore ratio would be 1.7:1.

As a result of additional metallurgical test-work and further optimizations, the Company has improved LOM copper recoveries from 83% to 87%. LOM molybdenum and silver recoveries remain comparable at 58% and 76%, respectively.

Production and processing metrics from the Feasibility Study update are summarized below.

Production and Processing Metrics
First 3 Years Average Annual Copper Production (lbs)	255M
First 3 Years Average Annual Molybdenum Production (lbs)	6.9M
First 3 Years Average Annual Silver Production (oz)	2.8M
LOM Average Annual Copper Production (lbs)	243M
LOM Average Annual Molybdenum Production (lbs)	5.4M
LOM Average Annual Silver Production (oz)	2.9M
LOM Average Copper Grade (%)	0.44%
LOM Average Molybdenum Grade (%)	0.015%
LOM Average Silver Grade (oz per ton)	0.12 opt
Waste to Ore Ratio*	1.9:1
LOM Average Copper Recoveries	87%
LOM Average Molybdenum Recoveries	58%
LOM Average Silver Recoveries	76%

* Waste includes oxide material

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Operating Costs

Average cash costs, net of by-product credits, using the 60/40 pricing scenario, for the first three years of production are estimated at $0.87 per pound of copper and $1.02 per pound of copper for the life of mine. In the Long-term Pricing Scenario, cash costs are reduced to $0.85/lb for the first three years and $0.99/lb for the life of mine.

Total operating costs are estimated at $10.66 per ton, which includes mining, processing, general and administration (G&A), treatment and refining (TC/RC’s), transportation and regulatory costs. The reclamation will be largely concurrent and is included in the mining operating costs. An operating cost breakdown is provided in the table below.

Operating cost ($ per ton of ore)
Mining	$3.37/ton
Processing	$4.27/ton
G&A	$0.42/ton
TC/RC and Transportation	$2.60/ton
Total operating cost	$10.66/ton

Financial Sensitivity Analysis

Sensitivity analysis was completed on additional key assumptions such as operating and capital costs and total production under the 60/40 Pricing Scenario. This analysis is summarized below.

	After-tax NPV (0%)	After-tax NPV (5%)	After-tax NPV (8%)	After-tax IRR
60/40 Pricing Scenario	$7.26B	$3.65B	$2.51B	37.9%
Initial CAPEX (+10%)	$7.18B	$3.57B	$2.43B	34.1%
Initial CAPEX (-10%)	$7.33B	$3.72B	$2.59B	42.8%
OPEX (+10%)	$6.95B	$3.47B	$2.38B	36.6%
OPEX (-10%)	$7.56B	$3.81B	$2.63B	39.1%
Metal Production (+10%)	$8.35B	$4.24B	$2.94B	42.0%
Metal Production (-10%)	$6.16B	$3.05B	$2.07B	33.5%

Mineral Reserve and Mineral Resource

Announced on July 24, 2012, Rosemont’s proven and probable mineral reserves increased by 22%, or 121 million tons, to 667 million tons compared to the previous 2008 mineral reserve, with average grades of 0.44% copper and 0.015% molybdenum for a total of 5.9 billion lbs of copper and 194 million lbs of molybdenum. The mineral reserves are included in the measured and indicated mineral resource announced on July 17, 2012.

Measured and indicated sulfide mineral resources increased to 232 million tons or 34%, when compared to the 2008 mineral resource, to 919 million tons with average grades of 0.41% copper and 0.014% molybdenum for a total of 7.5 billion pounds of copper and 256 million pounds of molybdenum. Inferred sulfide mineral resource decreased by 106 million tons or 43%, when compared to the 2008 mineral resource, to 139 million tons. This is a result of successful drilling and model upgrading of a significant portion of the inferred resource to measured and indicated. Average grades are 0.40% copper and 0.012% molybdenum for an inferred resource of 1.1 billion pounds of copper and 35 million pounds of molybdenum.

A summary of the mineral reserve and mineral resource estimate is provided below. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Rosemont Proven and Probable Mineral Reserve Sulfides ≥ 4.90 $/ton NSR Cut-off
	Tons (Ms)	NSR $/ton	Copper (%)	Molybdenum (%)	Silver (opt)
Proven Mineral Reserves	308.1	20.29	0.46	0.015	0.12
Probable Mineral Reserves	359.1	18.67	0.42	0.014	0.12
Total Proven and Probable	667.2	19.42	0.44	0.015	0.12

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

-	The mineral reserve excludes potentially economic oxide material, therefore waste includes potentially economic material.
-	Net Smelter Return (“NSR”) values are based on metal prices of $2.50/lb Cu, $15.00/lb Mo, and $20/oz Ag.
-	The mineral reserve has been confined by a pit shell based on $1.88 per pound copper.
-	Copper equivalency for copper is based on $2.50/lb Cu and 86% recovery for sulfide, 40% recovery for mixed sulfide.
-	Copper equivalency for molybdenum is based on $15.00/lb Mo and 63% recovery for sulfide, 30% recovery for mixed sulfide.
-	Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.

	Rosemont Measured and Indicated Minreal Resources (inclusive of mineral reserves)
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tonnes (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tonnes (M)	Copper (%)
Measured	347.7	0.56	0.45	0.015	0.12	30.3	0.17
Indicated	571.6	0.48	0.38	0.014	0.10	33.1	0.16
Total M&I	919.3	0.51	0.41	0.014	0.11	63.4	0.17

	Inferred Mineral Resources
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tonnes (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tonnes (M)	Copper (%)
Total Inferred	138.6	0.49	0.40	0.01	0.10	1.1	0.15

-	The mineral resource has been confined to a pit shell based on $3.50 per pound of copper.
-	Cut-off grades were 0.15% CuEq for sulfide, 0.30% CuEq for mixed sulfide and 0.10% for oxide.
-	Copper equivalency for copper is based on $2.50/Ib Cu and 86% recovery for sulfide and 40% recovery for mixed sulfide.
-	Copper equivalency for molybdenum is based on $15.00/Ib Mo and 63% recover for sulfide and 30% recovery for mixed sulfide
-	Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.

The mineral reserve and mineral resource estimate includes drill and assay information up to March 2012. A total of 266 drill holes representing 342,700 feet of drilling were used to update the geologic block model. This included 12 recent holes drilled for infill and metallurgical purposes, as well as further sampling of five older holes. The mineral reserve took advantage of geotechnical optimizations of the northeast pit wall due to recent drill holes encountering more competent rock than was previously identified.

Permitting and Environmental Impact Statement (“EIS”)

The EIS process is managed by the USFS. The ROD will be issued by the USFS for mining activities on public land and by the U.S. Army Corps of Engineers (“ACOE”) for mining activities within jurisdictional waters of the United States.

The USFS is currently reviewing a large number of public comments received during the public comment period for the Rosemont Copper project Draft Environmental Impact Statement (“DEIS”). All substantive comments have been identified, coded and organized and responses are being developed for them. The responses will also be reflected in the final EIS and appended to the document. Final impact mitigations are currently being addressed according to Federal and State guidelines and will be included in the final EIS. The development of response to comments is an integral part of the National Environmental Policy Act process as the USFS moves towards a final decision on the Rosemont project. Due to the large number of public responses to the DEIS, the USFS now expects the ROD for Rosemont to be issued by the end of 2012.

The Arizona Department of Transportation (“ADOT”) Encroachment Permit which will allow installation of the access road ingress and egress points to the State highway has been submitted. The Company is working with the ADOT to finalize plans for mitigation that can be incorporated into the Final EIS. The timing of the encroachment permit is keyed to the ROD and will be issued after the Forest Service decision.

On August 6, 2012, Rosemont has thereby received the draft Air Quality Permit from the ADEQ. ADEQ has asserted complete jurisdiction over Rosemont’s Air Quality Permit due to the confusion and uncertainty caused by the inappropriate denial of Rosemont's Air Quality Permit application by the Pima County Department of Environmental Quality. ADEQ's Air Quality Permit will ensure that Rosemont meets all federal, state and local requirements by operating with enhanced emissions controls at the mine site. The public comment period, which commences on August 6, 2012, will be 60 days and will end on October 9, 2012. Soon after the conclusion of the public comment period, the final Air Quality Permit will be issued for Rosemont, which would be in the fourth quarter of 2012.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

The ACOE completed their 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the comment process, the EPA, as an advisory agency, submitted letters to the ACOE identifying the Rosemont permit as a candidate for review by the EPA and ACOE. The full EIS of the Rosemont Copper project already includes an extensive analysis and reviews conducted and completed by the technical experts and the numerous Federal and State agencies that address the items listed in the EPA letter. The EPA letter identifies subject areas that the EPA wishes to review in detail with ACOE. The Company will continue to work with the ACOE and EPA team to ensure that the EPA’s questions are answered fully and that the 404 permit meets the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 permit application process, the agency does not actually issue the permit, which is reserved for the ACOE. The Company expects to receive the Clean Water Act 404 permit in the fourth quarter of 2012.

On April 10, 2012, ADEQ issued the Aquifer Protection Permit ("APP") for Rosemont. The APP is a major permit which establishes the operating standards and controls to ensure the protection of ground water and is effective for the life of the mine.

Engineering and Ongoing Support Activities

The Company continued its work on the updated capital cost estimate, the feasibility study and the financial model through the six months ended June 30, 2012 leading to the release of the Updated Feasibility Study on July 24, 2012. Detailed engineering work has been adjusted to match the revised ROD and construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program. The Company continues with the process of adding technical and operating personnel to its project team as the Company prepares for construction in the first half of 2013.

As at December 31, 2011 and June 30, 2012, Augusta’s capitalized costs on the Rosemont project and deposits on long-lead equipment were as follows:

Mineral Properties

As at January 1, 2011	$25,693,861
Sale of interest	(1,101,297)
As at December 31, 2011 and June 30, 2012	$24,592,564

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Development Costs

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	$119,014,472

As at December 31, 2011	$119,014,472
Permitting, engineering and on-going support activities	16,618,674
Capitalized loan interest and financing charges	1,940,610
Capitalized stock-based compensation expense	785,124
As at June 30, 2012	$138,358,880

Deposits on Long-lead Equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	$78,213,911

As at December 31, 2011	$78,213,911
Additions	760,146
Reclassification to property, plant and equipment	(62,859,067)
As at June 30, 2012	$16,114,990

The reclassification of $62.9 million to property, plant and equipment resulted from the receipt of certain equipment and applicable transfer of ownership title to the Company.

Financings

There were no equity financings during the six months ended June 30, 2012. During this period the Company received proceeds of Cdn$1.67 million at an average exercise price of Cdn$2.14 per share from the exercise of 781,668 stock options. The weighted average share price when the stock options were exercised was Cdn$3.07.

During the second quarter ended June 30, 2012, the Company closed the one-year extension of the $43 million senior secured loan with RK Mine Finance Trust I (“Red Kite”) maturing on the earlier of April 21, 2013 or the closing of senior debt financing. The loan continues to bear interest at LIBOR plus 4.5% and in exchange for the loan extension, the Company extended the expiry of the existing 1,791,700 share purchase warrants exercisable at Cdn$3.90 per share to April 22, 2014.

On August 14, 2012, the Company’s Board of Directors approved a term sheet with Red Kite for a US$40,000,000 increase (“Additional Loan”) to the existing US$43,000,000 Red Kite loan (“Existing Loan”), at terms substantially similar to the Existing Loan. (The Additional Loan and the Existing Loan, together totalling US$83,000,000, are referred to as the Expanded Loan.) The terms for the Expanded Loan include interest payable at LIBOR plus 4.50% and an origination fee of 2% of the Additional Loan. The only material change in the terms of the Expanded Loan as compared to the Existing Loan is that the Final Maturity Date has been extended fifteen months to July 21, 2014. In connection with the Expanded Loan, Augusta will extend the expiry of the existing 1,791,700 share purchase warrants held by Red Kite from April 22, 2014 to July 22, 2015 and change the exercise price of the warrants from C$3.90 per share to US$3.85 per share. In addition, Rosemont has executed a term sheet to amend the existing Red Kite copper concentrates agreement whereby Red Kite will purchase 20% of gross annual production until a cumulative 1,500,000 tonnes has been delivered. This compares to the existing offtake agreement under which Red Kite would purchase 16.125% of gross annual production with a cumulative limit of 483,750 tonnes. Upon closing of the Expanded Loan and the amended copper concentrates agreement, the copper cathode agreement between Rosemont and an affiliate of Red Kite and the US$10,000,000 working capital facility between Augusta and Red Kite will both be cancelled. Closing of these transactions are subject to due diligence, regulatory approvals, final legal documentation, and approval by Red Kite’s board.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
EXPENSES
Salaries and benefits	$501,811	$429,203	$1,017,613	$1,022,703
Stock-based compensation	352,047	942,111	1,404,682	1,998,062
Exploration and project investigation	295,472	398,433	581,897	656,679
Legal, accounting and audit	193,394	192,609	318,526	562,772
Travel	92,051	41,601	109,796	98,734
Consulting	15,719	6,847	21,194	40,997
Filing and regulatory fees	26,188	98,157	93,499	155,554
Recruiting fees	29,587	-	29,876	4,749
Office and administration	120,632	61,186	199,873	110,412
Rent	61,770	47,773	110,353	109,253
Investor relations	62,456	27,215	81,205	48,437
Director's fees	49,141	51,781	98,410	103,985
Insurance	84,116	80,435	168,772	116,729
Membership and conferences	4,072	5,198	7,744	6,295
Amortization and depreciation	71,982	58,918	137,471	115,558
Fiscal and advisory services	19,475	3,214	24,728	9,721
Loss from operations	(1,979,913)	(2,444,681)	(4,405,639)	(5,160,640)
Interest and other income	140,070	159,012	313,332	415,866
Other expenses	(192,537)	(135,702)	(310,319)	(413,123)
Gains on shares and warrants	647,467	1,294,762	1,199,277	606,303
Foreign exchange gains (losses)	(131,540)	52,596	(22,461)	543,820
Interest and finance charges	(4,625)	(4,502)	(9,266)	(8,065)
Gain on sale of interest in joint venture	-	10,524,856	-	21,158,194
Profit (loss) before taxes	(1,521,078)	9,446,341	(3,235,076)	17,142,355
Deferred income tax recovery (expense)	295,791	(2,150,882)	542,290	(2,150,882)

Net comprehensive profit (loss) for the period	$(1,225,287)	$7,295,459	$(2,692,786)	$14,991,473

For the three months ended June 30, 2012, the Company had a $1.23 million net comprehensive loss or $0.01 loss per share compared to a $7.30 million net comprehensive gain or $0.05 gain per share for the same period in 2011. The $8.52 million decrease in comprehensive profit was due primarily to a $8.37 million after-tax gain from the sale of a 1.74% interest in the Rosemont joint venture and a higher mark-to-market gain from the fair value of Canadian dollar denominated share purchase warrants for the comparable period in 2011. This was partially offset by a $0.59 million decrease in stock-based compensation expense due primarily to a lower fair value of share-based payments granted in the first quarter 2012 compared to those issued in the same period in 2011. Office and administration also increased $0.06 million for the second quarter over the same period in 2011 due primarily to one-time costs relating to Denver office improvements.

For the six months ended June 30, 2012, the Company had a $2.69 million net comprehensive loss or $0.02 loss per share compared to a $14.99 million net comprehensive profit or $0.11 earnings per share for the same period in 2011. The $17.68 million decrease in comprehensive profit was due primarily to a $19.0 million after-tax gain from the sale of a 3.41% interest in the Rosemont joint venture and a swing from a foreign exchange gain in 2011 to a loss for the current year as a result of a weaker Canadian dollar against the US dollar. This was partially offset by a $0.59 million decrease in stock-based compensation expense, lower legal and accounting fees and a higher mark-to-market gain of Canadian dollar denominated share purchase warrants.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Other significant variances during the second quarter include:

Salaries and Benefits

Salaries and benefits increased $0.07 million to $0.50 million in the second quarter compared to $0.43 million for the same period in 2011. This increase was due to the hiring of additional personnel in the second half of 2011 and the added cost of transitioning to a new Chief Financial Officer.

Year-to-date salaries and benefits were comparable to the same period in 2011.

Exploration and Project Investigations

Exploration and project investigations decreased $0.10 million to $0.30 million in second quarter compared to $0.40 million for the same period in 2011. The decrease was the result of lower spending on some projects that carried over from 2011.

Year-to-date spending on exploration and project investigations decreased $0.08 million to $0.58 million compared to $0.66 million for the same period in 2011 for the same reasons above.

Foreign Exchange Gains (Losses)

Foreign exchange losses totaled $0.13 million in the second quarter compared to $0.05 million of foreign exchange gains for the same period in 2011. The loss was due to the revaluation of Canadian dollar denominated working capital balances from 2% decline in CAD/USD exchange rate during the second quarter.

Year-to-date foreign exchange losses were $0.02 million compared to foreign exchange gains of $0.54 million for the same period in 2011. The 2011 gain was due primarily to the large Canadian dollar cash balance held from the Canadian dollar proceeds on the exercised share purchase warrants in the first quarter of 2011.

Summary of Quarterly Results

Select financial information, in accordance with IFRS, for each of the eight most recently completed quarters are as follows:

			Basic	Diluted
	Interest and	Net	Earnings	Earnings
	Other	Comprehensive	(Loss) Per	(Loss) Per
	Income	Profit (Loss)	Share	Share
Q2 2012	$140,070	$(1,225,287)	$(0.01)	$(0.01)
Q1 2012	173,262	(1,467,499)	(0.01)	(0.01)
Q4 2011	368,886	(279,009)	-	-
Q3 2011	239,247	955,601	0.01	0.01
Q2 2011	159,012	7,295,459	0.05	0.05
Q1 2011	256,854	7,696,014	0.05	0.05
Q4 2010	213,422	27,680,399	0.23	0.22
Q3 2010	$115,641	$(6,057,174)	$(0.05)	$(0.05)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, the gain from sale of the Company’s interest in Rosemont, and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not currently in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company at this time.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Liquidity and Capital Resources

The Company’s cash position at June 30, 2012 was $9.6 million compared with $31.0 million at December 31, 2011 which includes $2.8 million (December 31, 2011 - $1.4 million) for its share of the cash held in the Rosemont joint venture. The Company had a working capital deficit of $37.0 million at June 30, 2012, and includes a $0.4 million (December 31, 2011 - $1.1 million) non-cash warrants liability and the $46.4 million Red Kite loan compared to a working capital deficit of $17.6 million at the beginning of the year. The $19.4 million increase in the working capital deficit was due primarily to $19.7 million of cash spent on the Rosemont project. Changes to the fair value of the warrants are reported in the statement of comprehensive profit or loss and will result in volatility in the Company’s working capital and profit or loss until the warrants are either exercised or allowed to lapse.

On April 20, 2012, the Company executed an amended Red Kite loan agreement to extend the maturity date of the Red Kite loan to the earlier of the date of closing of the senior debt financing or April 21, 2013. The interest payable remains the same at LIBOR plus 4.50% . As part of the loan extension, the Company also extended the expiry of the existing 1,791,700 warrants for one additional year to April 22, 2014 and signed an off-take agreement with EXP2 LLC, an affiliate of Red Kite, for the sale of 80% of the copper cathode production. The Company also arranged a $10 million unsecured working capital facility with Red Kite which can be drawn on once the permits have been issued. The interest rate on the facility is LIBOR plus 5.5% per annum and matures 8 years from the date of initial production of copper cathode. A monthly commitment fee is payable upon commencement of copper cathode production. The Company has no obligation to produce copper cathode and based on the Feasibility Study update, copper cathode production was eliminated from the mine plan analyzed.

On August 14, 2012, the Company’s Board of Directors approved a term sheet with Red Kite for a US$40,000,000 increase to the existing US$43,000,000 Red Kite loan (Collectively, the “Expanded Loan”), at terms substantially similar to the Existing Loan. The terms for the Expanded Loan include interest payable at LIBOR plus 4.50% and an origination fee of 2% of the Additional Loan. The only material change in the terms of the Expanded Loan is the Final Maturity Date has been extended fifteen months to July 21, 2014. Upon closing of the Expanded Loan and the amended copper concentrates agreement, the copper cathode agreement between Rosemont and an affiliate of Red Kite and the US$10,000,000 working capital facility between Augusta and Red Kite will both be cancelled. Closing of these transactions are subject to due diligence, regulatory approvals, final legal documentation and approval by Red Kite’s board.

In the third quarter of 2011, UCM, our Rosemont joint venture partner, completed their $70 million funding for pre-construction costs and earned a 7.95% earned interest in the joint venture. UCM’s $106 million Tranche 2 commitment to fund construction costs will commence once all of the material permits to start mine construction have been received. The two tranches form the $176 million equity earn-in investment by UCM to earn a 20% interest in the Rosemont joint venture. The Company is currently in discussions with UCM as well as other external parties on funding alternatives for Rosemont’s ongoing permitting and operating costs until the major permits have been issued.

The Company used $3.4 million of cash for operating activities during the six months ended June 30, 2012 compared to $4.6 million used in the same period in 2011. The $1.2 million decrease was due primarily to the timing of payments and lower cash operating costs during the period.

The Company generated $1.7 million in cash from financing activities during the six months ended June 30, 2012 compared to $53.8 million for the same period in 2011. The Company received $1.7 million in proceeds from the exercise of stock options compared to $24.3 million in proceeds from the exercise of stock options and share purchase warrants and $29.5 million in UCM funding for the same period in 2011.

The Company used $19.7 million of cash in investing activities in the six months ended June 30, 2012 compared to $31.1 million in the same period in 2011. The $11.4 million decrease was due to lower spending on long-lead equipment purchases as the Company adjusted its expenditures in accordance with the revised ROD schedule. The 2012 investing activities include among other expenditures $14.7 million (2011 - $16.2 million) spent on permitting, engineering and ongoing support activities, $1.9 million (2011 - $14.5 million) in deposits on long-lead equipment and $2.9 million (2011 - $0.2 million) spent on capital asset additions.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

The Company has an off-balance sheet arrangement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for deposits of $230 million, which will be drawn after the major project permits have been issued and the arrangement of project financing. The deposits will be used to fund construction at Rosemont.

The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations as they become due for the next twelve months.

The Company incurred a net comprehensive loss of $2.69 million for the six months ended June 30, 2012 and had a working capital deficiency of $37.00 million as at June 30, 2012 (December 31, 2011 - $17.63 million) which includes the repayment of the Red Kite loan. In addition, the Company’s forecast cash requirements for the next twelve months include significant expenditures on the Rosemont project. These factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company is currently discussing financing alternatives with a number of third parties and believes that such discussions will result in the Company obtaining the financing required to fund the Company’s obligations. However there is no assurance that such financing will be obtained or obtained on commercially favourable terms.

Commitments

The Company had the following known commitments and contractual obligations as at June 30, 2012 and December 31, 2011:

	June 30,	December 31,
(in thousands)	2012	2011
Operating leases
Within one year	$215	$208
After one year but no more than five years	616	716
	831	924
Deposits on long-lead equipment
Within one year	56,036	59,463
After one year but no more than three years	4,316	4,316
	60,352	63,779
Total	$61,183	$64,703

Outlook

The Company will continue with the permitting process with the goal of receiving the ROD by the end of 2012. Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised ROD schedule. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

The Company expects to close the Expanded Loan in the third quarter. Ongoing discussions with other third parties on financing alternatives will continue in the third quarter to ensure there are sufficient funds to support Rosemont’s permitting and ongoing support activities. However there is no assurance that such financing will be obtained or obtained on commercially favourable terms.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

With the updated feasibility study and the new capital cost estimates, the Company will continue with project financing activities in the second half of 2012 with the goal of securing project debt by the time the ROD is issued.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue for the remainder of 2012 to promote the economic benefits of the project and the Company’s plans on alleviating the impact of mining activities on the environment.

The Company has updated its forecast expenditures to approximately $47 million for the period from July 1, 2012 to March 31, 2013. This revised forecast is based on the ROD being issued at the end of 2012 followed by a 105-day ROD appeal period before construction on the unpatented claims can commence. Total revised forecast expenditures are $5 million for engineering, $8 million for environmental impact study and permitting, $7 million for the purchase of mining, plant and equipment, $12 million for mine site preparation, operations and construction and $15 million for on-going support activities. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company prepares for construction in the first half of 2013.

Forecast expenditures for the remainder of 2012 will be funded from the Company’s existing cash supplemented by the $40 million increase to the Red Kite loan. Delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

The change in the denomination of the existing share purchase warrants’ exercise price to US dollars will no longer affect the volatility in the Company’s comprehensive income (loss) compared to the past when the warrants were denominated in Canadian dollars. Upon closing of the Expanded Loan, the balance will be reclassified to long-term liability.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “related companies”). As at June 30, 2012 and December 31, 2011, included in due from related parties were $0.09 million and $0.04 million, respectively, due from related companies.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the three and six months ended June 30, 2012, ManCo charged the Company $0.31 million and $0.63 million, respectively (three and six months ended June 30, 2011 - $0.22 million and $0.45 million) for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2012 and 2011, are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
Salaries and benefits	$536,103	$536,210	$1,055,621	$1,072,842
Stock-based compensation	383,909	1,092,920	1,615,961	2,291,725
	$920,012	$1,629,130	$2,671,582	$3,364,567

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Outstanding Share Data

The following table summarizes the outstanding share information as at August 14, 2012.

		Weighted
		Average
	Number of Shares	Exercise Price
		(Cdn$)
Issued and outstanding common shares	144,078,394	$-
Restricted share units	269,335	-
Incentive stock options	6,858,669	3.15
Share purchase warrants	1,791,700	$3.90
	152,998,098

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 on the fair value hierarchy. The derivative assets and warrants liability are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican pesos denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30,	December 31,
	2012	2011
Cash and cash equivalents	$3,365,015	$6,808,660
Accounts receivable	71,008	52,975
Short-term investments	275,655	286,991
Prepaids	23,518	-
Accounts payable and accrued liabilities	(261,338)	(400,084)
	$3,473,858	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s pre-tax earnings by approximately $0.34 million (June 30, 2011 - $0.82 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates primarily to an Ely Gold & Mineral Inc. (“Ely”) receivable, which has a carrying value of $1.9 million and is payable over the next three years to June 1, 2015. In the event that Ely does not make the required payments, the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity obligations as they become due. This is achieved this through the management of its capital structure and debt leverage.

Based on the Company’s 2012 planned expenditures on permitting, engineering and on-going support activities at the Rosemont project, the Company will require additional debt or equity financings to meet its current obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The remaining 2012 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from future financings to meet its ongoing commitments and capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and share purchase warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors, and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit or loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards anticipated to be effective on or after January 1, 2013 or later

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Consolidation
IFRS 10, Consolidated Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the six months ended June 30, 2012, has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of June 30, 2012, Augusta had a working capital deficit of $37.0 million, including the $46.4 million Red Kite loan plus accrued interest which is due on April 21, 2013. On August 14, 2012, the Board approved the signing of a term sheet with Red Kite for an additional $40 million loan which includes extending the maturity date of the Expanded Loan by an additional 15 months to July 21, 2014. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place in order to start construction. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Management’s Discussion and Analysis for the Second Quarter ended June 30, 2012

A portion of the present Rosemont land position is located on unpatented mine and mill-site claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.